SEC
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FEB 29 2012

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SECURITIES AND E
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: People's Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Main Street, 2/F.,
(No. and Street)

Bridgeport	CT	06604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce T. McElwee (203) 338-4929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Stamford Square 3001 Summer Street		Stamford	CT 06905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T. McElwee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of People's Securities Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Financial Statements and Supplementary Schedules

December 31, 2011

(With Report of Independent Registered Public Accounting Firm)

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Table of Contents

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm

The Board of Directors
People's Securities, Inc.:

We have audited the accompanying statement of financial condition of People's Securities, Inc. (the Company) (a wholly owned subsidiary of People's United Bank) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of People's Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2 and 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 28, 2012

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents (note 3)	$	11,303,568
Cash segregated under federal regulations (note 3)		5,772,554
Securities segregated under federal regulations, at fair value (note 3)		71,636,555
Securities, at fair value (note 4)		147,887
Receivables from customers (note 6)		13,825,588
Receivables from clearing organization		3,000,932
Other assets		2,563,323
Total assets	$	108,250,407

Liabilities and Stockholder's Equity

Liabilities:		
Payables to customers (note 6)	$	89,822,008
Due to People's United Bank		2,811,829
Other liabilities		153,686
Total liabilities		92,787,523
Stockholder's equity (note 8):		
Common stock without par value. Authorized 5,000 shares; issued and outstanding 100 shares		500,000
Additional paid-in capital		7,179,843
Retained earnings		7,783,041
Total stockholder's equity		15,462,884
Total liabilities and stockholder's equity	$	108,250,407

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Income

Year ended December 31, 2011

Revenues:		
Commissions from customer transactions	$	11,675,189
Investment management fees		4,772,126
Insurance commissions		1,129,941
Interest income on receivables from customers (note 6)		558,303
Interest and dividend income on securities and cash equivalents		294,583
Net unrealized and realized losses on securities		14,551
Other		327,585
Total revenues		18,772,278
Expenses (note 7):		
Compensation and benefits		11,823,353
Data processing		1,091,693
Occupancy		606,458
Communications		565,729
Transaction clearing		495,452
Regulatory		452,066
Depreciation		191,865
Interest expense on payables to customers (note 6)		116,948
Marketing		114,458
Stationery, printing and postage		107,882
Other		1,033,626
Total expenses		16,599,530
Income before income tax expense		2,172,748
Income tax expense (note 7)		786,597
Net income	$	1,386,151

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

	Common stock	Additional paid-in capital	Retained earnings	
Balance at December 31, 2010	$ 500,000	$ 7,015,173	$ 21,396,890	$
Net income	—	—	1,386,151	
Liabilities assumed by People's United Bank (note 8)	—	164,670	—	
Cash dividends (note 7)	—	—	(15,000,000)	
Balance at December 31, 2011	$ 500,000	$ 7,179,843	$ 7,783,041	$

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	1,386,151
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in cash segregated under federal regulations		(1,522,297)
Decrease in securities segregated under federal regulations		686,535
Decrease in securities, at fair value		10,988,374
Increase in receivables from customers		(828,098)
Increase in receivables from clearing organization		(2,184,396)
Increase in payables to customers		12,675,055
Decrease in due to People's United Bank		(32,624)
Changes in other assets and other liabilities, net		(1,112,853)
Stock-based compensation expense		164,670
Net cash provided by operating activities		20,220,517
Cash flows from investing activities		—
Cash flows from financing activities:		
Cash dividends paid		(15,000,000)
Net increase in cash and cash equivalents		5,220,517
Cash and cash equivalents at beginning of year		6,083,051
Cash and cash equivalents at end of year	$	11,303,568
Supplemental information:		
Interest payments	$	114,458
Payments to People's United Financial, Inc. in lieu of income taxes		786,597
Non-cash financing activities:		
Liabilities assumed by People's United Bank	$	164,670

See accompanying notes to financial statements.

(1) Organization and Nature of Business

People's Securities, Inc. (the Company) is a brokerage firm and a wholly owned subsidiary of People's United Bank (People's United). The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is registered in all 50 states and operates through a network of 40 investment and brokerage offices, substantially all of which are located in People's United's traditional branches or financial centers in the Northeast. Commission revenues are principally fees charged to customers for buying and selling securities, including mutual funds, insurance and annuities. The Company is a clearing broker-dealer that receives and executes its customer's trading activities. A significant portion of customer transactions is conducted online using the Internet.

(2) Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments (such as money market mutual funds), but exclude cash segregated in a special reserve account under federal regulations. Cash equivalents in the form of money market mutual funds are carried at fair value.

Securities

All of the Company's securities, including securities segregated under federal regulations, are reported at fair value. Unrealized gains and losses are included as revenue in the statement of income.

Commissions

The Company recognizes commission revenues and expenses on a trade-date basis.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) amended its standards related to disclosure of fair value measurements to require (i) disclosure of amounts transferred in and out of Level 1 and Level 2 of the fair value hierarchy, (ii) a reconciliation, presented on a gross basis rather than a net basis, of activity in the Level 3 fair value measurements, (iii) greater disaggregation of the assets and liabilities for which fair value measurements are presented, and (iv) more robust disclosure of the valuation techniques and inputs used to measure assets and liabilities in Level 2 and Level 3. The new requirements were effective January 1, 2010 for the Company, with the exception of the Level 3 activity reconciliation,

which was effective for fiscal years beginning after December 15, 2010 (January 1, 2011 for the Company). The applicable disclosures have been provided in note 5.

In May 2011, the FASB amended its standards related to fair value to establish a consistent definition of fair value and common requirements for the measurement and disclosure of fair value between U.S. generally accepted accounting principles and International Financial Reporting Standards. Specifically, the amendments include provisions relating to (i) application of the highest and best use and valuation premise concepts, (ii) application of premiums and discounts, including blockage factors, in a fair value measurement, (iii) measuring the fair value of an instrument classified in a reporting entity's shareholders' equity, and (iv) additional disclosures about fair value measurements, including quantitative information (e.g., sensitivity analysis) about the unobservable inputs used for Level 3 items and the fair value hierarchy of items that are not measured at fair value in the statement of financial condition but whose fair value is required to be disclosed. These amendments are effective prospectively for interim and annual periods beginning on or after December 15, 2011 (January 1, 2012 for the Company) and are not expected to have a significant impact on the Company's financial statements.

(3) Cash and Cash Equivalents

Pursuant to Rule 15c3-3 of the SEC, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. In accordance with these requirements, the Company maintained accounts at People's United and another financial institution with a total balance of $5,772,554 in cash and $71,636,555 in securities (at fair value) at December 31, 2011. The securities consisted of U.S. Treasury Notes.

Additional funds are invested in cash management accounts administered by People's United and others that are reinvested daily in money market mutual funds.

The components of cash (other than the segregated reserve account) and cash equivalents at December 31, 2011 are as follows:

Money market mutual funds	$	10,258,102
Cash balances at People's United		1,045,466
Total cash and cash equivalents	$	11,303,568

(4) Securities, at Fair Value

The following is a summary of securities (other than securities segregated under federal regulations) at December 31, 2011:

Unit Investment Trust GNMA	$	111,122
NASDAQ common stock		36,765
Total securities, at fair value	$	147,887

(5) Fair Value Measurements

Accounting standards related to fair value measurements define fair value, provide a framework for measuring fair value, and establish related disclosure requirements. Broadly, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accordingly, an "exit price" approach is required in determining fair value. In support of this principle, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value, requiring entities to maximize the use of market or observable inputs (as more reliable measures) and minimize the use of unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs generally require significant management judgment. The fair value measurement level within the hierarchy is determined based on the lowest level of any input that is significant to the fair value measurement. The three levels within the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in less active markets; and
- other inputs that are observable for substantially the full term of the asset or liability, or that can be corroborated by observable market data.

Level 3 – Valuation techniques that require unobservable inputs that are supported by little or no market activity and are significant to the fair value measurement of the asset or liability (such as pricing models, discounted cash flow methodologies and similar techniques that typically reflect management's own estimates of the assumptions a market participant would use in pricing the asset or liability).

At December 31, 2011, all of the Company's securities and cash equivalents are reported at fair value. There were no other assets and no liabilities measured at fair value at December 31, 2011.

When available, the Company uses quoted market prices for identical securities received from an independent, nationally-recognized, third-party pricing service to determine the fair value of securities such as U.S. Treasury securities that are included in Level 1. When quoted market prices for identical securities are unavailable, the Company uses prices provided by the independent pricing service based on recent trading activity and other observable information including, but not limited to, market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable. Shares in money market mutual funds that are included in Level 1 are valued at the net asset value per share as reported in the active market on which the fund is traded. There are no restrictions on the redemption of these shares and the Company is not contractually obligated to further invest in the funds.

(Continued)

The following table summarizes the Company's assets measured at fair value on a recurring basis at December 31, 2011:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
Securities:				
Unit Investment Trust GNMA	$ —	$ 111,122	$ —	$ 111,122
NASDAQ common stock	36,765	—	—	36,765
Total securities	36,765	111,122	—	147,887
Securities segregated under federal regulations (U.S. Treasury Notes)	71,636,555	—	—	71,636,555
Money market mutual funds included in cash and cash equivalents	10,258,102	—	—	10,258,102
Total	$ 81,931,422	$ 111,122	$ —	$ 82,042,544

(6) Customer Transactions

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Customer receivables and payables include amounts due on margin transactions and cash deposits, respectively, and generally represent interest-bearing balances. Interest rates on receivables are set between 0.75% and 2.25% over the Company's base rate which is 1.00% over the broker call rate. Interest rates on payables are set slightly below People's United's money market rate. Receivables are generally collateralized by diversified portfolios of customer-owned margin securities that are not reflected in the Company's financial statements.

(Continued)

(7) Inter-Company Transactions

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's United and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's United. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

During 2011, People's United allocated the following expenses to the Company:

Compensation and benefits	$	11,823,353
Data processing		1,091,693
Income tax expense		786,597
Occupancy		606,458
Other		2,254,619
Total allocated expenses	$	16,562,720

The Company is included in the consolidated federal and state income tax returns filed by People's United Financial, Inc. (the parent of People's United). Pursuant to a tax sharing arrangement, People's United Financial, Inc. charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For 2011, income tax expense of $786,597 was allocated to the Company using a combined federal and state tax rate of approximately 36.2%. At December 31, 2011, the Company had no deferred tax assets or liabilities and no liability for unrecognized tax benefits associated with uncertain tax positions.

During 2011, the Company paid special cash dividends totaling $15,000,000 to People's United.

(8) Stock-Based Compensation

Stock-based compensation costs are measured based on the grant date fair value and are recognized as expense over the requisite service period. During 2011, People's United allocated stock-based compensation expense of $164,670 to the Company as an inter-company charge. The obligation for this expense was assumed by People's United and, therefore, was recognized by the Company as a credit to additional paid-in capital.

(9) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-l, the Company has elected to compute its net capital requirement at December 31, 2011 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2011, the Company had net capital of $12,920,216, which was approximately 81% of aggregate debit balances and $12,600,411 in excess of its required net capital.

Schedule 1

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Computation of Net Capital Under Rule 15c3-l

December 31, 2011

Net capital, as defined:		
Total stockholder's equity	$	15,462,884
Less non-allowable assets:		
Accrued income receivable		1,126,883
Prepaid assets		202,369
Unsecured customer receivables		507
Other nonallowable assets		287,894
Total deductions and/or charges		1,617,653
Net capital before haircuts on securities positions		13,845,231
Haircuts on securities positions (computed, where applicable, pursuant to Rule 15c3-l(f))		925,015
Net capital	$	12,920,216
Computation of alternative net capital requirement:		
The greater of (i) $250,000 or (ii) $319,805, representing 2% of aggregate debit items of $15,990,240 as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation	$	319,805
Excess net capital	$	12,600,411
Net capital in excess of:		
4% of aggregate debit items	$	12,280,606
5% of aggregate debit items		12,120,704

Note: There is no material difference between the above computation and the Company's calculation included in Part II of Form X-17A-5 as of December 31, 2011 filed on January 24, 2012.

See accompanying report of independent registered public accounting firm.

Schedule 2

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2011

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	89,807,423
Other		228,762
Total credit balances	$	90,036,185
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$	12,991,636
Receivables from clearing organization		2,998,604
Total debit balances		15,990,240
Less 3% of aggregate debit items		(479,707)
Total debit balances	$	15,510,533
Reserve computation:		
Excess of total credits over total debits	$	74,525,652
Amount held on deposit in reserve bank accounts including qualified securities		77,409,109
Excess per this calculation	$	2,883,457

Note: There is no material difference between the above computation and the Company's calculation included in Part II of Form X-17A-5 as of December 31, 2011 filed on January 24, 2012.

See accompanying report of independent registered public accounting firm.

Schedule 3

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2011

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3)	$	-
Number of items		None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	-
Number of items		None

See accompanying report of independent registered public accounting firm.

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm o n Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
People's Securities, Inc.:

In planning and performing our audit of the financial statements of People's Securities, Inc. (the Company) (a wholly owned subsidiary of People's United Bank) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

KPMG

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
People's Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by People's Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012